FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

3 August 2020

HSBC HOLDINGS PLC

2020 INTERIM RESULTS – HIGHLIGHTS

Noel Quinn, Group Chief Executive, said:

“Our first half performance was impacted by the Covid-19 pandemic, falling interest rates, increased geopolitical risk and heightened levels of market volatility. Despite this, our Asia franchise showed resilience, and our Global Markets business delivered strong growth compared with last year’s first half. Having paused parts of our transformation programme in response to the Covid-19 outbreak, we now intend to accelerate implementation of the plans we announced in February. We are also looking at what additional actions we need to take in light of the new economic environment to make HSBC a stronger and more sustainable business.”

“Current tensions between China and the US inevitably create challenging situations for an organisation with HSBC’s footprint. We will face any political challenges that arise with a focus on the long-term needs of our customers and the best interests of our investors.”

Financial performance (vs 1H19)

●
Reported profit after tax down 69% to $3.1bn and reported profit before tax down 65% to $4.3bn from higher expected credit losses and other credit impairment charges (‘ECL’) and lower revenue. Reported profit in 1H20 also included a $1.2bn impairment of software intangibles, mainly in Europe.

●
In Asia, we reported profit before tax of $7.4bn in 1H20, despite higher ECL, demonstrating the strength and continued resilience of our operations in the region and underlining the importance of Asia to the Group. Higher ECL charges materially impacted profitability in our markets across the rest of the world, notably in our operations throughout Europe.

●
Reported revenue down 9% to $26.7bn, reflecting the impact of interest rate reductions, as well as adverse market impacts in life insurance manufacturing and adverse valuation adjustments in Global Banking and Markets (‘GBM’), notably in 1Q20. These factors more than offset higher revenue in Global Markets.

●
Net interest margin (‘NIM’) of 1.43% in 1H20, down 18 basis points (‘bps’) from 1H19. NIM in 2Q20 was 1.33%, down 21bps from 1Q20, primarily reflecting the initial impact of the reduction in interest rates due to the Covid-19 outbreak.

●
Reported ECL increased by $5.7bn to $6.9bn due to the impact of the Covid-19 outbreak and the forward economic outlook, and due to an increase in charges related to specific wholesale customers. ECL (annualised) as a percentage of average gross loans and advances to customers was 1.33% in 1H20, while allowance for ECL against loans and advances to customers increased from $8.7bn at 31 December 2019 to $13.2bn at 30 June 2020.

●
Reported operating expenses down 4%, despite a $1.2bn impairment of software intangibles. Adjusted operating expenses fell 5%, despite continued investment, due to lower performance-related pay and reduced discretionary costs.

●
In 1H20, lending decreased by $18bn on a reported basis. On a constant currency basis, lending increased by $12bn, reflecting corporate customers drawing on existing and new credit lines and re-depositing these to increase cash balances in 1Q20, which was partly offset by paydowns in 2Q20. Deposits grew by $93bn on a reported basis and $133bn on a constant currency basis, with growth in all global businesses, including through the depositing of loans from government-backed schemes.

●
Common equity tier 1 capital (‘CET1’) ratio of 15.0%, up 30bps from 4Q19, as higher CET1 capital, which included an increase from the cancellation of the 4Q19 dividend and the current suspension of dividends on ordinary shares, more than offset the impact of risk-weighted asset (‘RWA’) growth.

Outlook for 2020

●
We continue to face a wide range of potential economic outcomes for the second half of 2020 and into 2021, partly dependent on the extent of any potential impacts from new waves of Covid-19, the path to the development of a possible vaccine and market and consumer confidence levels. Heightened geopolitical risk could also impact a number of our markets, including Hong Kong and the UK.

●
Applying a range of weightings to our ECL sensitivity analysis, as disclosed on pages 56 to 62 of the Interim Report 2020, could result in an ECL charge in the range of $8bn to $13bn for 2020. This range, which continues to be subject to a high degree of uncertainty due to Covid-19 and geopolitical tensions, is higher than at 1Q20 given the deterioration in consensus economic forecasts and actual loss experience during 2Q20.

●
Lower global interest rates and reduced customer activity have put increasing pressure on revenue, and are expected to continue to do so.

●
We intend to accelerate our transformation programme and execute additional cost actions to help mitigate pressures on revenue and create capacity for further investments in technology.

●
We expect mid-to-high single-digit RWA percentage growth in 2020, primarily from credit rating migration movements, which is expected to have an adverse impact on our CET1 ratio. We will continue to aim to reduce RWAs in low-returning areas, and improve efficiency to allow resources to be further and faster allocated to areas of competitive advantage, higher returns and growth.

●
Given the current high degree of uncertainty, we are continuing to monitor closely the implications on our business plan and medium-term financial targets, while also undertaking a review of our future dividend policy. We intend to provide an update on our medium-term financial targets and dividend policy at our year-end results for 2020.

Key financial metrics

		Half-year to
		30 Jun	30 Jun	31 Dec
	Footnotes	2020	2019	2019
Reported results
Reported revenue ($m)		26,745	29,372	26,726
Reported profit before tax ($m)		4,318	12,407	940
Reported profit after tax ($m)		3,125	9,937	(1,229)
Profit attributable to the ordinary shareholders of the parent company ($m)		1,977	8,507	(2,538)
Cost efficiency ratio (%)		61.8	58.4	94.3
Basic earnings per share ($)		0.10	0.42	(0.13)
Diluted earnings per share ($)		0.10	0.42	(0.13)
Return on average ordinary shareholders' equity (annualised) (%)		2.4	10.4	(3.0)
Net interest margin (%)	1	1.43	1.61	1.58
Alternative performance measures
Adjusted revenue ($m)		26,477	27,815	26,632
Adjusted profit before tax ($m)		5,635	12,273	9,660
Adjusted cost efficiency ratio (%)		56.4	56.6	61.8
Annualised expected credit losses and other credit impairment charges (‘ECL’) as a % of average gross loans and advances to customers (%)		1.33	0.22	0.30
Return on average tangible equity (annualised) (%)	1, 2	3.8	11.2	8.4

		At
		30 Jun	30 Jun	31 Dec
		2020	2019	2019
Balance sheet
Total assets ($m)		2,922,798	2,751,273	2,715,152
Net loans and advances to customers ($m)		1,018,681	1,021,632	1,036,743
Customer accounts ($m)		1,532,380	1,380,124	1,439,115
Average interest-earning assets ($m)	1	2,034,939	1,912,708	1,922,822
Loans and advances to customers as % of customer accounts (%)		66.5	74.0	72.0
Total shareholders’ equity ($m)		187,036	192,676	183,955
Tangible ordinary shareholders’ equity ($m)		147,879	145,441	144,144
Net asset value per ordinary share at period end ($)	3,4	8.17	8.35	8.00
Tangible net asset value per ordinary share at period end ($)	4	7.34	7.19	7.13
Capital, leverage and liquidity
Common equity tier 1 capital ratio (%)	5	15.0	14.3	14.7
Risk-weighted assets ($m)	5	854,552	885,971	843,395
Total capital ratio (%)	5	20.7	20.1	20.4
Leverage ratio (%)	5	5.3	5.4	5.3
High-quality liquid assets (liquidity value) ($bn)		654	533	601
Liquidity coverage ratio (%)		148	136	150
Share count
Period end basic number of $0.50 ordinary shares outstanding (millions)		20,162	20,221	20,206
Period end basic number of $0.50 ordinary shares outstanding and dilutive potential ordinary shares (millions)		20,198	20,286	20,280
Average basic number of $0.50 ordinary shares outstanding (millions)		20,162	20,124	20,191
Dividend per ordinary share (in respect of the period) ($)	1	—	0.20	0.30

1
For these metrics, half-year to 31 December 2019 is calculated on a full-year basis and not a 2H19 basis.

2
Annualised profit attributable to ordinary shareholders, excluding impairment of goodwill and other intangible assets and changes in present value of in-force insurance contracts (‘PVIF’) (net of tax), divided by average ordinary shareholders’ equity excluding goodwill, PVIF and other intangible assets (net of deferred tax).

3
The definition of net asset value per ordinary share is total shareholders’ equity less non-cumulative preference shares and capital securities, divided by the number of ordinary shares in issue excluding shares the company has purchased and are held in treasury.

4
Excludes impact of $0.10 per share dividend in 1Q19, following a June 2019 change in accounting practice on the recognition of interim dividends, from the date of declaration to the date of payment.

5
Unless otherwise stated, regulatory capital ratios and requirements are calculated in accordance with the transitional arrangements of the Capital Requirements Regulation in force in the EU at the time, including the regulatory transitional arrangements for IFRS 9 ‘Financial Instruments’ in article 473a. The capital ratios and requirements at 31 December 2019 and 30 June 2020 are reported in accordance with the revised Capital Requirements Regulation and Directive (‘CRR II’), as implemented, whereas the Capital Requirements Regulation and Directive (‘CRD IV’) applied at 30 June 2019. Leverage ratios are calculated using the end point definition of capital.

Highlights

		Half-year to
		30 Jun	30 Jun
		2020	2019
	Footnotes	$m	$m
Reported
Revenue	1	26,745	29,372
Change in expected credit losses and other credit impairment charges		(6,858)	(1,140)
Operating expenses		(16,527)	(17,149)
Profit before tax		4,318	12,407
Adjusted	2
Revenue	1	26,477	27,815
Change in expected credit losses and other credit impairment charges		(6,858)	(1,088)
Operating expenses		(14,942)	(15,739)
Profit before tax		5,635	12,273
Significant items affecting adjusted performance
Revenue
Customer redress programmes		26	—
Disposals, acquisitions and investment in new businesses		(8)	827
Fair value movements on financial instruments	3	299	50
Restructuring and other related costs		(49)	—
Operating expenses
Costs of structural reform	4	—	(91)
Customer redress programmes		(50)	(610)
Impairment of goodwill and other intangibles		(1,025)	—
Restructuring and other related costs	5	(505)	(287)
Settlements and provisions in connection with legal and regulatory matters		(5)	2

1
Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

2
Adjusted performance is computed by adjusting reported results for the year-on-year effects of foreign currency translation differences and significant items which distort year-on-year comparisons.

3
Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.

4
Comprises costs associated with preparations for the UK’s exit from the European Union.

5
Includes impairment of software intangible assets of $173m.

Review by Noel Quinn, Group Chief Executive

The first six months of 2020 have been some of the most challenging in living memory. Due to the Covid-19 pandemic, much of the global economy slowed significantly and some sectors drew to a near total halt.

This meant two things for HSBC. First, that the financial performance of the bank inevitably suffered in line with the rest of the global economy. But second, that the real measure of our performance became our success in supporting our customers, colleagues and communities during the pandemic, and in laying the groundwork for the recovery to come.

Covid-19

In difficult times, HSBC’s job has always been to support our communities, provide stability and help build economic growth. I have been immensely proud of the way our people have delivered this purpose as the Covid-19 outbreak has unfolded.

Our approach has hinged on three themes – securing a continuous service for all who rely on us; providing a financial bridge for our personal and business customers beyond the crisis; and ensuring that HSBC retains the strength to help our customers thrive once restrictions begin to ease.

We maintained a high level of business continuity with 85% of colleagues equipped to work from home, all of our customer contact centres fully operational, and between 70% and 90% of our branches open for business in the first half. We enhanced our digital capabilities to serve more customers remotely, with faster access and improved security. We also engaged with our regulators to better enable customers to access a broad range of banking products and services from their homes, including through remote consultations and sales.

This underpinned our ability to get our customers the support they need. For our personal lending customers, we granted more than 700,000 payment holidays on loans, credit cards and mortgages, providing more than $27bn in customer relief in the first half of the year. For our wholesale lending customers, we provided more than $52bn of facilities to more than 172,000 customers globally over the same period, both through government schemes and our own relief initiatives.

As a global bank, HSBC played a vital role in keeping capital flowing for our clients, arranging more than $1.1tn of loan, debt and equity financing for our wholesale customers in the first six months of 2020. Global Banking and Markets made a direct contribution to the Covid-19 relief effort, helping to arrange more than $48bn of financing for our clients through social and Covid-19 relief bonds.

We also took an early decision not to apply for government support packages for employees across the countries in which we operate.

Throughout all of this, the well-being of our people has been our paramount concern. We have taken steps to enable our front-line colleagues to do their jobs safely and effectively. For all our colleagues, we have maintained a regular flow of communication and listened closely to their needs, providing the support and flexibility to help them manage their lives during the pandemic.

This has been one of the most demanding periods that I can remember for all of our people across HSBC. Many have had to juggle personal and professional priorities, while adapting to new and unfamiliar ways of working. I have been humbled by the dedication and commitment that they have shown in incredibly tough circumstances, and thank them deeply for all they have done – and are doing – for our customers, communities and each other.

Transformation

On 18 February, we announced a substantial transformation programme to ensure that HSBC is fit for the future. We published plans to reshape underperforming businesses, simplify our complex organisation and reduce our costs.

We are moving forward with these plans wherever we can. We have already begun combining our wholesale back office operations, and brought our retail, wealth and private banking businesses together into a single global business – Wealth and Personal Banking. Our US business has reduced its branch footprint, and Global Banking and Markets has made good early progress in reducing its risk-weighted assets. The lessons of the past six months are also being applied more broadly, particularly from parts of the business that have responded to a fast-moving situation with exceptional pace and agility.

The operational risks posed by the Covid-19 outbreak meant that we had to move more slowly in some areas than others. In March, I paused the redundancy programme intended to deliver the reduction in headcount we promised in February. It would have been wrong to proceed with job losses at a time of significant stress for our people and communities, and at a point when we needed to protect our capacity to serve our customers. Now, many countries have slowed the spread of the virus and are emerging from lockdown, and we have adapted to new ways of working. I therefore decided in June to lift the pause on redundancies, proceeding thoughtfully but purposefully, while taking local considerations into account.

Now that many governments have become better accustomed to managing the ebb and flow of the pandemic, we intend to accelerate implementation of the plans we announced in February. At the same time, our operating environment has changed significantly since the start of the year. We will also therefore look at what additional actions we need to take in light of the new economic environment to make HSBC a stronger and more sustainable business.

Financial performance

A good start to the year in January and February was overshadowed from March onwards by the Covid-19 outbreak and the impact of falling interest rates.

The sharp increase in expected credit losses that followed impacted all markets, but particularly those outside Asia. ECL grew further from the first to the second quarter as the economic outlook deteriorated, with increases in both stage 1 and 2 allowances. Stage 3 ECL were up overall but broadly stable during the first half, although the first quarter included a charge in Singapore unrelated to the Covid-19 crisis.

First half reported revenue was 9% lower than last year’s first half, due mainly to the effects of interest rate cuts made at the start of the year across our deposit franchises. By contrast, our Asia businesses showed good resilience and Global Markets grew revenue on the back of higher client activity.

We took further action on costs in response to the weaker revenue environment, reducing both performance-related pay and discretionary spending. Together with our ongoing cost-saving initiatives, this helped reduce reported operating expenses by 4%.

While these cost measures mitigated some of the adverse effects of the radically changed economic environment, reported first half profit before tax was 65% lower than the same period last year, and adjusted profit before tax fell by 54%.

Lending decreased by $18bn in the first half. Customers initially drew on new and existing credit lines in the first quarter in response to the Covid-19 outbreak, but began to pay these down in the second quarter as circumstances changed. Deposits rose by $93bn in the first half, as customers increased their cash reserves and reduced their spending during lockdown.

We continued to invest in the future of the business while managing costs down, spending $2.8bn on technology in the first six months of the year.

Our balance sheet remains robust with a CET1 ratio of 15.0% and strong liquidity and funding.

Facing the future

Our performance in the second half of the year will continue to be influenced by the path and economic impact of the Covid-19 outbreak. Geopolitical uncertainty could also weigh heavily on our clients, particularly those impacted by heightened US-China and UK-China tensions, and the future of UK-EU trade relations.

Amid the current uncertainty, we remain focused on the things we can control – helping our customers navigate their own path to a complex future, and acting with pace and decisiveness to adapt HSBC to an environment in which no business can afford to stand still.

HSBC has always helped our clients manage complexity. There have been many times in the last 155 years when geopolitics has altered the nature of trade, or disruptive forces have changed entire industries. On each occasion, HSBC has adapted and innovated to help our customers when they need us most, and we will do so again.

We start from a strong position. As the world’s leading trade bank1, we have the knowledge and network to help customers reorder their supply chains securely and sustainably. As the world’s number one bank for green, social and sustainable bonds2, we have the experience and expertise to help customers finance their transition to a cleaner, more resilient future. These are important strengths, but we have to keep investing to maintain them and to provide the agile, responsive and entrepreneurial service that our clients require.

Like our clients, HSBC has to operate in a difficult geopolitical environment. Current tensions between China and the US inevitably create challenging situations for an organisation with HSBC’s footprint. However, the need for a bank capable of bridging the economies of east and west is acute, and we are well placed to fulfil this role. We will face any political challenges that arise with a focus on the long-term needs of our customers and the best interests of our investors.

As we seek to accelerate our transformation in the second half of the year, I am mindful of the impact it will have for some of our people, particularly those leaving us. As necessary as these changes are, the human impact is a matter of deep personal regret to me. We will make sure that all those leaving HSBC as part of our transformation will be treated with fairness and consideration, and will receive support in finding new employment.

Finally, HSBC is a global bank serving customers from many different backgrounds. We therefore need to resemble the communities we serve. In May, we launched a new global ethnicity inclusion programme to better enable careers and career progression for colleagues from ethnic minorities, and in July, we made a series of commitments to address feedback from Black colleagues in particular. However, I want us to be judged by our actions, not our words. We will therefore provide more information about the ethnicity of our workforce in our annual reporting in February, so that our stakeholders can hold us accountable.

1 Euromoney, Trade Finance Survey, January 2020

2 Dealogic, Sustainable Finance Bond league table, 1H20

Financial summary

		Half-year to
		30 Jun	30 Jun	31 Dec
		2020	2019	2019
	Footnotes	$m	$m	$m
For the period
Profit before tax		4,318	12,407	940
Profit attributable to:
– ordinary shareholders of the parent company		1,977	8,507	(2,538)
Dividends on ordinary shares		—	4,206	6,063
At the period end
Total shareholders’ equity		187,036	192,676	183,955
Total regulatory capital		177,242	176,610	172,150
Customer accounts		1,532,380	1,380,124	1,439,115
Total assets		2,922,798	2,751,273	2,715,152
Risk-weighted assets		854,552	885,971	865,318
Per ordinary share		$	$	$
Basic earnings		0.10	0.42	(0.13)
Dividend per ordinary share (declared in the period)	1	—	0.31	0.20
Net asset value	2	8.17	8.35	8.00

1
Dividends recorded in the financial statements are dividends per ordinary share declared in a year and are not dividends in respect of, or for, that year.

2
The definition of net asset value per ordinary share is total shareholders equity, less non-cumulative preference shares and capital securities, divided by the number of ordinary shares in issue, excluding own shares held by the company, including those purchased and held in treasury.

Distribution of results by global business

Adjusted profit before tax
	Half-year to
	30 Jun		30 Jun		31 Dec
	2020		2019		2019
	$m	%	$m	%	$m	%
Wealth and Personal Banking	1,695	30.1	4,824	39.3	3,989	41.3
Commercial Banking	184	3.2	3,911	31.9	3,197	33.1
Global Banking and Markets	2,548	45.2	2,735	22.3	2,396	24.8
Corporate Centre	1,208	21.5	803	6.5	78	0.8
Profit before tax	5,635	100.0	12,273	100.0	9,660	100.0

Distribution of results by geographical region

Reported profit/(loss) before tax
	Half-year to
	30 Jun		30 Jun		31 Dec
	2020		2019		2019
	$m	%	$m	%	$m	%
Europe	(3,060)	(70.9)	(520)	(4.2)	(4,133)	(439.7)
Asia	7,369	170.7	9,780	78.8	8,688	924.3
Middle East and North Africa	(26)	(0.6)	1,736	14.0	591	62.9
North America	23	0.5	746	6.0	21	2.2
Latin America	12	0.3	665	5.4	(265)	(28.2)
Global GBM goodwill impairment	—	—	—	—	(3,962)	(421.5)
Profit before tax	4,318	100.0	12,407	100.0	940	100.0

HSBC adjusted profit before tax and balance sheet data
		Half-year to 30 Jun 2020
		Wealth and Personal Banking	CommercialBanking	GlobalBanking and Markets	Corporate Centre	Total
	Footnotes	$m	$m	$m	$m	$m
Net operating income before change in expected credit losses and other credit impairment charges	1	11,251	7,000	8,178	48	26,477
– external		9,684	7,431	10,105	(743)	26,477
– inter-segment		1,567	(431)	(1,927)	791	—
of which: net interest income/(expense)		8,032	4,883	2,372	(804)	14,483
Change in expected credit losses and other credit impairment charges		(2,202)	(3,526)	(1,118)	(12)	(6,858)
Net operating income		9,049	3,474	7,060	36	19,619
Total operating expenses		(7,346)	(3,290)	(4,512)	206	(14,942)
Operating profit		1,703	184	2,548	242	4,677
Share of profit in associates and joint ventures		(8)	—	—	966	958
Adjusted profit before tax		1,695	184	2,548	1,208	5,635
		%	%	%	%	%
Share of HSBC’s adjusted profit before tax		30.1	3.3	45.2	21.4	100.0
Adjusted cost efficiency ratio		65.3	47.0	55.2	(429.2)	56.4
Adjusted balance sheet data		$m	$m	$m	$m	$m
Loans and advances to customers (net)		429,487	344,567	243,355	1,272	1,018,681
Interests in associates and joint ventures		425	13	136	24,226	24,800
Total external assets		814,719	549,530	1,390,006	168,543	2,922,798
Customer accounts		775,870	418,263	337,573	674	1,532,380
Adjusted risk-weighted assets	3	161,744	330,887	277,633	84,288	854,552

		Half-year to 30 Jun 20192
Net operating income/(expense) before change in expected credit losses and other credit impairment charges	1	12,861	7,647	7,590	(283)	27,815
– external		10,747	8,087	10,258	(1,277)	27,815
– inter-segment		2,114	(440)	(2,668)	994	—
of which: net interest income/(expense)		8,525	5,466	2,667	(1,761)	14,897
Change in expected credit losses and other credit impairment (charges)/recoveries		(527)	(478)	(97)	14	(1,088)
Net operating income/(expense)		12,334	7,169	7,493	(269)	26,727
Total operating expenses		(7,551)	(3,258)	(4,758)	(172)	(15,739)
Operating profit/(loss)		4,783	3,911	2,735	(441)	10,988
Share of profit in associates and joint ventures		41	—	—	1,244	1,285
Adjusted profit before tax		4,824	3,911	2,735	803	12,273
		%	%	%	%	%
Share of HSBC’s adjusted profit before tax		39.3	31.9	22.3	6.5	100.0
Adjusted cost efficiency ratio		58.7	42.6	62.7	(60.8)	56.6
Adjusted balance sheet data		$m	$m	$m	$m	$m
Loans and advances to customers (net)		414,611	340,976	246,209	1,184	1,002,980
Interests in associates and joint ventures		451	12	14	23,046	23,523
Total external assets		729,032	506,223	1,319,642	148,668	2,703,565
Customer accounts		714,969	354,806	286,867	505	1,357,147
Adjusted risk-weighted assets	3	160,993	331,912	298,777	77,272	868,954

1
Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

2
A change in reportable segments was made in 2Q20. Comparative data have been re-presented accordingly. For further guidance, refer to Note 5 on page 100 of the Interim Report 2020.

3
Adjusted risk-weighted assets are calculated using reported risk-weighted assets adjusted for the effects of currency translation differences and significant items.

HSBC adjusted profit before tax and balance sheet data (continued)
		Half-year to 31 Dec 20193
		Wealth and Personal Banking	CommercialBanking	GlobalBanking and Markets	Corporate Centre	Total
	Footnotes	$m	$m	$m	$m	$m
Net operating income/(expense) before change in expected credit losses and other credit impairment charges	1	12,492	7,379	7,113	(352)	26,632
– external		10,320	7,871	9,886	(1,445)	26,632
– inter-segment		2,172	(492)	(2,773)	1,093	—
of which: net interest income/(expense)		8,769	5,409	2,533	(1,495)	15,216
Change in expected credit losses and other credit impairment (charges)/recoveries		(829)	(684)	(61)	20	(1,554)
Net operating income/(expense)		11,663	6,695	7,052	(332)	25,078
Total operating expenses		(7,685)	(3,498)	(4,656)	(609)	(16,448)
Operating profit/(loss)		3,978	3,197	2,396	(941)	8,630
Share of profit in associates and joint ventures		11	—	—	1,019	1,030
Adjusted profit before tax		3,989	3,197	2,396	78	9,660
		%	%	%	%	%
Share of HSBC’s adjusted profit before tax		41.3	33.1	24.8	0.8	100.0
Adjusted cost efficiency ratio		61.5	47.4	65.5	(173.0)	61.8
Adjusted balance sheet data		$m	$m	$m	$m	$m
Loans and advances to customers (net)		428,834	336,345	240,411	1,071	1,006,661
Interests in associates and joint ventures		445	13	13	23,760	24,231
Total external assets		754,369	496,757	1,233,829	153,539	2,638,494
Customer accounts		735,301	377,691	285,954	710	1,399,656
Adjusted risk-weighted assets	2	157,777	315,605	267,075	80,807	821,264

1
Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

2
Adjusted risk-weighted assets are calculated using reported risk-weighted assets adjusted for the effects of currency translation differences and significant items.

3
A change in reportable segments was made in 2Q20. Comparative data have been presented accordingly.

Consolidated income statement
	Half-year to
	30 Jun	30 Jun	31 Dec
	2020	2019	2019
	$m	$m	$m
Net interest income	14,509	15,240	15,222
– interest income	23,000	27,750	26,945
– interest expense	(8,491)	(12,510)	(11,723)
Net fee income	5,926	6,124	5,899
– fee income	7,480	7,804	7,635
– fee expense	(1,554)	(1,680)	(1,736)
Net income from financial instruments held for trading or managed on a fair value basis	5,768	5,331	4,900
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	(1,290)	2,196	1,282
Change in fair value of designated debt and related derivatives	197	88	2
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	80	457	355
Gains less losses from financial investments	466	201	134
Net insurance premium income	5,020	6,323	4,313
Other operating income	471	2,072	885
Total operating income	31,147	38,032	32,992
Net insurance claims and benefits paid and movement in liabilities to policyholders	(4,402)	(8,660)	(6,266)
Net operating income before change in expected credit losses and other credit impairment charges	26,745	29,372	26,726
Change in expected credit losses and other credit impairment charges	(6,858)	(1,140)	(1,616)
Net operating income	19,887	28,232	25,110
Employee compensation and benefits	(8,514)	(9,255)	(8,747)
General and administrative expenses	(4,918)	(6,372)	(7,456)
Depreciation and impairment of property, plant and equipment and right-of-use assets	(1,209)	(1,010)	(1,090)
Amortisation and impairment of intangible assets	(1,845)	(512)	(558)
Goodwill impairment	(41)	—	(7,349)
Total operating expenses	(16,527)	(17,149)	(25,200)
Operating profit/(loss)	3,360	11,083	(90)
Share of profit in associates and joint ventures	958	1,324	1,030
Profit before tax	4,318	12,407	940
Tax expense	(1,193)	(2,470)	(2,169)
Profit/(loss) for the period	3,125	9,937	(1,229)
Attributable to:
– ordinary shareholders of the parent company	1,977	8,507	(2,538)
– preference shareholders of the parent company	45	45	45
– other equity holders	617	664	660
– non-controlling interests	486	721	604
Profit/(loss) for the period	3,125	9,937	(1,229)
	$	$	$
Basic earnings per ordinary share	0.10	0.42	(0.13)
Diluted earnings per ordinary share	0.10	0.42	(0.13)

Consolidated statement of comprehensive income
	Half-year to
	30 Jun	30 Jun	31 Dec
	2020	2019	2019
	$m	$m	$m
Profit/(loss) for the period	3,125	9,937	(1,229)
Other comprehensive income/(expense)
Items that will be reclassified subsequently to profit or loss when specific conditions are met:
Debt instruments at fair value through other comprehensive income	1,747	1,015	137
– fair value gains/(losses)	2,654	2,141	(348)
– fair value (gains)/losses transferred to the income statement on disposal	(454)	(794)	429
– expected credit recoveries/(losses) recognised in the income statement	109	(5)	114
– income taxes	(562)	(327)	(58)
Cash flow hedges	476	239	(33)
– fair value gains	255	241	310
– fair value losses/(gains) reclassified to the income statement	364	68	(354)
– income taxes and other movements	(143)	(70)	11
Share of other comprehensive income/(expense) of associates and joint ventures	(115)	73	(52)
– share for the period	(115)	85	(64)
– fair value (gains)/losses transferred to the income statement on disposal	—	(12)	12
Exchange differences	(4,552)	109	935
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit asset/liability	1,182	(45)	58
– before income taxes	1,703	(50)	33
– income taxes	(521)	5	25
Changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	2,354	(1,445)	(557)
– before income taxes	2,936	(1,816)	(823)
– income taxes	(582)	371	266
Equity instruments designated at fair value through other comprehensive income	(123)	268	98
– fair value gains/(losses)	(122)	265	99
– income taxes	(1)	3	(1)
Effects of hyperinflation	72	113	104
Other comprehensive expense for the period, net of tax	1,041	327	690
Total comprehensive income/(expense) for the period	4,166	10,264	(539)
Attributable to:
– ordinary shareholders of the parent company	3,043	8,741	(1,903)
– preference shareholders of the parent company	45	45	45
– other equity holders	617	664	660
– non-controlling interests	461	814	659
Total comprehensive income/(expense) for the period	4,166	10,264	(539)

Consolidated balance sheet
	At
	30 Jun	31 Dec
	2020	2019
	$m	$m
Assets
Cash and balances at central banks	249,673	154,099
Items in the course of collection from other banks	6,289	4,956
Hong Kong Government certificates of indebtedness	39,519	38,380
Trading assets	208,964	254,271
Financial assets designated and otherwise mandatorily measured at fair value through profit and loss	41,785	43,627
Derivatives	313,781	242,995
Loans and advances to banks	77,015	69,203
Loans and advances to customers	1,018,681	1,036,743
Reverse repurchase agreements – non-trading	226,345	240,862
Financial investments	494,109	443,312
Prepayments, accrued income and other assets	197,425	136,680
Current tax assets	821	755
Interests in associates and joint ventures	24,800	24,474
Goodwill and intangible assets	19,438	20,163
Deferred tax assets	4,153	4,632
Total assets	2,922,798	2,715,152
Liabilities and equity
Liabilities
Hong Kong currency notes in circulation	39,519	38,380
Deposits by banks	82,715	59,022
Customer accounts	1,532,380	1,439,115
Repurchase agreements – non-trading	112,799	140,344
Items in the course of transmission to other banks	6,296	4,817
Trading liabilities	79,612	83,170
Financial liabilities designated at fair value	156,608	164,466
Derivatives	303,059	239,497
Debt securities in issue	110,114	104,555
Accruals, deferred income and other liabilities	173,181	118,156
Current tax liabilities	1,141	2,150
Liabilities under insurance contracts	98,832	97,439
Provisions	3,209	3,398
Deferred tax liabilities	4,491	3,375
Subordinated liabilities	23,621	24,600
Total liabilities	2,727,577	2,522,484
Equity
Called up share capital	10,346	10,319
Share premium account	14,268	13,959
Other equity instruments	20,914	20,871
Other reserves	(301)	2,127
Retained earnings	141,809	136,679
Total shareholders’ equity	187,036	183,955
Non-controlling interests	8,185	8,713
Total equity	195,221	192,668
Total liabilities and equity	2,922,798	2,715,152

Consolidated statement of cash flows
	Half-year to
	30 Jun	30 Jun	31 Dec
	2020	2019	2019
	$m	$m	$m
Profit before tax	4,318	12,407	940
Adjustments for non-cash items:
Depreciation, amortisation and impairment	3,095	1,522	8,997
Net gain from investing activities	(405)	(352)	(47)
Share of profits in associates and joint ventures	(958)	(1,324)	(1,030)
Gain on disposal of subsidiaries, businesses, associates and joint ventures	—	(828)	(101)
Change in expected credit losses gross of recoveries and other credit impairment charges	6,875	1,347	1,665
Provisions including pensions	277	1,012	1,411
Share-based payment expense	195	288	190
Other non-cash items included in profit before tax	(718)	(1,401)	(896)
Change in operating assets	11,185	(114,049)	9,818
Change in operating liabilities	134,734	136,627	(20,544)
Elimination of exchange differences1	3,775	(10,266)	6,524
Dividends received from associates	120	170	463
Contributions paid to defined benefit plans	(335)	(153)	(380
Tax paid	(2,373)	(1,347)	(920
Net cash from operating activities	159,785	23,653	6,090
Purchase of financial investments	(271,830)	(234,762)	(211,145)
Proceeds from the sale and maturity of financial investments	225,733	204,600	208,586
Net cash flows from the purchase and sale of property, plant and equipment	(447)	(532)	(811)
Net cash flows from purchase of customer and loan portfolios	244	435	683
Net investment in intangible assets	(957)	(951)	(1,338)
Net cash flow on (purchase)/disposal of subsidiaries, businesses, associates and joint ventures	(409)	(75)	(8)
Net cash from investing activities	(47,666)	(31,285)	(4,033)
Cancellation of shares	—	—	(1,000)
Net sales/(purchases) of own shares for market-making and investment purposes	(48)	27	114
Redemption of preference shares and other equity instruments	(398)	—	—
Subordinated loan capital repaid	(1,538)	(4,138)	(72)
Dividends paid to shareholders of the parent company and non-controlling interests	(1,204)	(4,271)	(5,502)
Net cash from financing activities	(3,188)	(8,382)	(6,460)
Net increase/(decrease) in cash and cash equivalents	108,931	(16,014)	(4,403)
Cash and cash equivalents at the beginning of the period2	293,742	312,911	296,723
Exchange differences in respect of cash and cash equivalents	(7,455)	(174)	1,422
Cash and cash equivalents at the end of the period2	395,218	296,723	293,742

1
Adjustments to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.

2
At 31 December 2019, HSBC re-presented cash and cash equivalents to reflect a consistent global approach to these amounts. The net effect of these changes decreased cash and cash equivalents by $15.3bn at 30 June 2019.

Consolidated statement of changes in equity
				Other reserves
	Called up sharecapital and share premium	Otherequity instru-ments	Retainedearnings	Financial assets at FVOCI reserve	Cashflow hedging reserve	Foreignexchange reserve	Merger and otherreserves	Total share-holders’ equity	Non-controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2020	24,278	20,871	136,679	(108)	(2)	(25,133)	27,370	183,955	8,713	192,668
Profit for the period	—	—	2,639	—	—	—	—	2,639	486	3,125
Other comprehensive income (net of tax)	—	—	3,506	1,654	465	(4,559)	—	1,066	(25)	1,041
– debt instruments at fair value through other comprehensive income	—	—	—	1,735	—	—	—	1,735	12	1,747
– equity instruments designated at fair value through other comprehensive income	—	—	—	(81)	—	—	—	(81)	(42)	(123)
– cash flow hedges	—	—	—	—	465	—	—	465	11	476
– changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	—	—	2,354	—	—	—	—	2,354	—	2,354
– remeasurement of defined benefit asset/liability	—	—	1,195	—	—	—	—	1,195	(13)	1,182
– share of other comprehensive income of associates and joint ventures	—	—	(115)	—	—	—	—	(115)	—	(115)
– effects of hyperinflation	—	—	72	—	—	—	—	72	—	72
– exchange differences	—	—	—	—	—	(4,559)	—	(4,559)	7	(4,552)
Total comprehensive income for the period	—	—	6,145	1,654	465	(4,559)	—	3,705	461	4,166
Shares issued under employee remuneration and share plans	336	—	(329)	—	—	—	—	7	—	7
Dividends to shareholders	—	—	(662)	—	—	—	—	(662)	(542)	(1,204)
Cost of share-based payment arrangements	—	—	195	—	—	—	—	195	—	195
Other movements	—	43	(219)	12	—	—	—	(164)	(447)	(611)
At 30 Jun 2020	24,614	20,914	141,809	1,558	463	(29,692)	27,370	187,036	8,185	195,221

At 1 Jan 2019	23,789	22,367	138,191	(1,532)	(206)	(26,133)	29,777	186,253	7,996	194,249
Profit for the period	—	—	9,216	—	—	—	—	9,216	721	9,937
Other comprehensive income (net of tax)	—	—	(1,297)	1,202	237	92	—	234	93	327
– debt instruments at fair value through other comprehensive income	—	—	—	1,001	—	—	—	1,001	14	1,015
– equity instruments designated at fair value through other comprehensive income	—	—	—	201	—	—	—	201	67	268
– cash flow hedges	—	—	—	—	237	—	—	237	2	239
– changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	—	—	(1,445)	—	—	—	—	(1,445)	—	(1,445)
– remeasurement of defined benefit asset/liability	—	—	(38)	—	—	—	—	(38)	(7)	(45)
– share of other comprehensive income of associates and joint ventures	—	—	73	—	—	—	—	73	—	73
– effects of hyperinflation	—	—	113	—	—	—	—	113	—	113
– exchange differences	—	—	—	—	—	92	—	92	17	109
Total comprehensive income for the period	—	—	7,919	1,202	237	92	—	9,450	814	10,264
Shares issued under employee remuneration and share plans	490	—	(475)	—	—	—	—	15	—	15
Shares issued in lieu of dividends and amounts arising thereon	—	—	1,160	—	—	—	—	1,160	—	1,160
Dividends to shareholders	—	—	(4,915)	—	—	—	—	(4,915)	(516)	(5,431)
Cost of share-based payment arrangements	—	—	255	—	—	—	—	255	—	255
Other movements	—	—	458	—	—	—	—	458	(96)	362
At 30 Jun 2019	24,279	22,367	142,593	(330)	31	(26,041)	29,777	192,676	8,198	200,874

Consolidated statement of changes in equity (continued)
				Other reserves
	Called upshare capital and share premium	Otherequity instru- ments	Retainedearnings	Financial assets at FVOCI reserve	Cashflow hedging reserve	Foreign exchange reserve	Merger and other reserves	Totalshare- holders’ equity	Non-controlling interests	Totalequity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jul 2019	24,279	22,367	142,593	(330)	31	(26,041)	29,777	192,676	8,198	200,874
Profit for the period	—	—	(1,833)	—	—	—	—	(1,833)	604	(1,229)
Other comprehensive income(net of tax)	—	—	(462)	222	(33)	908	—	635	55	690
– debt instruments at fair value through other comprehensive income	—	—	—	145	—	—	—	145	(8)	137
– equity instruments designated at fair value through other comprehensive income	—	—	—	77	—	—	—	77	21	98
– cash flow hedges	—	—	—	—	(33)	—	—	(33)	—	(33)
– changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	—	—	(557)	—	—	—	—	(557)	—	(557)
– remeasurement of defined benefit asset/liability	—	—	43	—	—	—	—	43	15	58
– share of other comprehensive income of associates and joint ventures	—	—	(52)	—	—	—	—	(52)	—	(52)
– effects of hyperinflation	—	—	104	—	—	—	—	104	—	104
– exchange differences	—	—	—	—	—	908	—	908	27	935
Total comprehensive income for the period	—	—	(2,295)	222	(33)	908	—	(1,198)	659	(539)
Shares issued under employee remuneration and share plans	67	—	(20)	—	—	—	—	47	—	47
Shares issued in lieu of dividends and amounts arising thereon	—	—	1,527	—	—	—	—	1,527	—	1,527
Dividends to shareholders	—	—	(6,768)	—	—	—	—	(6,768)	(261)	(7,029)
Redemption of securities1	—	(1,496)	(12)	—	—	—	—	(1,508)	—	(1,508)
Transfers2	—	—	2,475	—	—	—	(2,475)	—	—	—
Cost of share-based payment arrangements	—	—	223	—	—	—	—	223	—	223
Cancellation of shares3	(68)	—	(1,000)	—	—	—	68	(1,000)	—	(1,000)
Other movements	—	—	(44)	—	—	—	—	(44)	117	73
At 31 Dec 2019	24,278	20,871	136,679	(108)	(2)	(25,133)	27,370	183,955	8,713	192,668

1
In 2019, HSBC Holdings called and later redeemed $1,500m 5.625% perpetual subordinated capital securities on which there were $12m of external issuance costs.

2
Permitted transfers from the merger reserve to retained earnings were made when the investment in HSBC Overseas Holdings (UK) Limited was previously impaired. In 2019, an additional impairment of $2,475m was recognised and a permitted transfer of this amount was made from the merger reserve to retained earnings.

3
In August 2019, HSBC announced a share buy-back of up to $1.0bn, which was completed in September 2019.

1	Basis of preparation and significant accounting policies

(a)
Compliance with International Financial Reporting Standards

Our interim condensed consolidated financial statements have been prepared in accordance with the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and IAS 34 ‘Interim Financial Reporting’, as issued by the International Accounting Standards Board (‘IASB’) and as endorsed by the EU. Therefore, they include an explanation of events and transactions that are significant to an understanding of the changes in HSBC’s financial position and performance since the end of 2019. These financial statements should be read in conjunction with the Annual Report and Accounts 2019.

At 30 June 2020, there were no unendorsed standards effective for the half-year to 30 June 2020 affecting these financial statements, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC.

Standards applied during the half-year to 30 June 2020

There were no new standards or amendments to standards that had an effect on these interim condensed consolidated financial statements.

(b)
Use of estimates and judgements

Management believes that our critical accounting estimates and judgements are those that relate to impairment of amortised cost and FVOCI debt financial assets, goodwill impairment, the valuation of financial instruments, deferred tax assets, provisions for liabilities, defined benefit obligations and interests in associates. There were no changes in the current period to the critical accounting estimates and judgements applied in 2019, which are stated on pages 47 and 242 of the Annual Report and Accounts 2019. However, the level of estimation uncertainty and judgement for the calculation of expected credit losses (‘ECL’) has increased since 31 December 2019 as a result of the economic effects of the Covid-19 outbreak as set out in ‘Measurement uncertainty and sensitivity analysis’ on page 56 of the Interim Report 2020. In addition, as a result of the heightened economic uncertainty together with the plans announced in the 2020 business update and historical underperformance of certain businesses, the estimates and judgements with regard to the expected cash flows of cash generating units, which are applied to the impairment of non-financial assets other than goodwill, particularly intangible assets, have become more sensitive and resulted in significant impairment charges in the interim reporting period. See Note 11 ‘Goodwill and intangible assets’ of the Interim Report 2020.

(c)
Composition of Group

There were no material changes in the composition of the Group in the half-year to 30 June 2020.

(d)
Future accounting developments

IFRS 17 ‘Insurance Contracts’ was issued in May 2017, with amendments to the standard issued in June 2020. It has not been endorsed for use in the EU. The standard sets out the requirements that an entity should apply in accounting for insurance contracts it issues and reinsurance contracts it holds. Following the amendments, IFRS 17 is effective from 1 January 2023. The Group is in the process of implementing IFRS 17. Industry practice and interpretation of the standard are still developing. Therefore, the likely impact of its implementation remains uncertain.

(e)
Going concern

The financial statements are prepared on a going concern basis, as the Directors are satisfied that the Group and parent company have the resources to continue in business for the foreseeable future. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions, including future projections of profitability, cash flows, capital requirements and capital resources. These considerations include stressed scenarios that reflect the increasing uncertainty that the global Covid-19 pandemic has had on HSBC’s operations, as well as considering potential impacts from other top and emerging risks, and the related impact on profitability, capital and liquidity.

(f)
Accounting policies

Except as described above, the accounting policies that we applied for these interim condensed consolidated financial statements are consistent with those described on pages 240 to 251 of the Annual Report and Accounts 2019, as are the methods of computation.

2	Dividends

On 31 March 2020, HSBC announced that, in response to a request from the Bank of England through the UK’s Prudential Regulation Authority (‘PRA’), the Board had cancelled the fourth interim dividend for 2019 of $0.21 per ordinary share, which was scheduled to be paid on 14 April 2020. The Board also announced that until the end of 2020 HSBC will make no quarterly or interim dividend payments or accruals in respect of ordinary shares.

The Board intend to provide an update on our dividend policy at our year-end results for 2020, when the economic impact of the Covid-19 outbreak is better understood. We will also take into account the views of our shareholders, the interests of our other stakeholders and other factors, including our financial performance and capital position.

Dividends paid to shareholders of HSBC Holdings plc
	Half-year to
	30 Jun 2020			30 Jun 2019			31 Dec 2019
	Per share	Total	Settled in scrip	Per share	Total	Settled in scrip	Per share	Total	Settled in scrip
	$	$m	$m	$	$m	$m	$	$m	$m
Dividends paid on ordinary shares
In respect of previous year:
– fourth interim dividend	—	—	—	0.21	4,206	1,160	—	—	—
In respect of current year:
– first interim dividend1	—	—	—	—	—	—	0.10	2,013	375
– second interim dividend	—	—	—	—	—	—	0.10	2,021	795
– third interim dividend	—	—	—	—	—	—	0.10	2,029	357
Total	—	—	—	0.21	4,206	1,160	0.30	6,063	1,527
Total dividends on preference shares classified as equity (paid quarterly)	31.00	45		31.00	45		31.00	45
Total coupons on capital securities classified as equity		617			664			660
Dividends to shareholders		662			4,915			6,768

1
At 30 June 2019, HSBC changed its accounting practice on the recognition of interim dividends to recognise them on the date of payment rather than the date of declaration, in line with generally accepted accounting practice.

Dividend on preference shares

A quarterly dividend of $15.50 per 6.20% non-cumulative US dollar preference share, Series A (‘Series A dollar preference share’) (equivalent to a dividend of $0.3875 per Series A American Depositary Share (‘ADS’), each of which represents one-fortieth of a Series A dollar preference share), and £0.01 per Series A sterling preference share is payable on 15 March, 15 June, 15 September and 15 December 2020 for the quarter then ended at the sole and absolute discretion of the Board of HSBC Holdings plc. Accordingly, the Board of HSBC Holdings plc has approved a quarterly dividend to be payable on 15 September 2020 to holders of record on 31 August 2020.

The Series A dollar preference share quarterly dividend, announced on 28 April 2020 to be payable on 15 June 2020, was paid on 16 June 2020 due to an administrative error and may not have been received by a limited number of ADS holders who were on the record on 29 May 2020. ADS holders who have not received their expected dividend should contact HSBC Investor Relations at investorrelations@hsbc.com to discuss this further.

3	Earnings per share

Basic earnings per ordinary share is calculated by dividing the profit attributable to ordinary shareholders of the parent company by the weighted average number of ordinary shares outstanding, excluding own shares held. Diluted earnings per ordinary share is calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares, by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on conversion of dilutive potential ordinary shares.

Profit/(loss) attributable to ordinary shareholders of the parent company
	Half-year to
	30 Jun	30 Jun	31 Dec
	2020	2019	2019
	$m	$m	$m
Profit attributable to shareholders of the parent company	2,639	9,216	(1,833)
Dividend payable on preference shares classified as equity	(45)	(45)	(45)
Coupon payable on capital securities classified as equity	(617)	(664)	(660)
Profit/(loss) attributable to ordinary shareholders of the parent company	1,977	8,507	(2,538)

Basic and diluted earnings per share
		Half-year to
		30 Jun 2020			30 Jun 2019			31 Dec 2019
		Profit	Numberof shares	Amount per share	Profit	Numberof shares	Amount per share	Profit/(loss)	Numberof shares	Amount per share
	Footnotes	$m	(millions)	$	$m	(millions)	$	$m	(millions)	$
Basic	1	1,977	20,162	0.10	8,507	20,124	0.42	(2,538)	20,191	(0.13)
Effect of dilutive potential ordinary shares			58			65			—
Diluted	1	1,977	20,220	0.10	8,507	20,189	0.42	(2,538)	20,191	(0.13)

1
Weighted average number of ordinary shares outstanding (basic) or assuming dilution (diluted).

4	Adjusted balance sheet reconciliation

	At
	30 Jun 2020	31 Dec 2019
	Reported and adjusted	Adjusted	Currency translation	Reported
	$m	$m	$m	$m
Loans and advances to customers (net)	1,018,681	1,006,661	30,082	1,036,743
Interests in associates and joint ventures	24,800	24,231	243	24,474
Total external assets	2,922,798	2,638,494	76,658	2,715,152
Customer accounts	1,532,380	1,399,656	39,459	1,439,115
5	Reconciliation of reported and adjusted items

		Half-year to
		30 Jun	30 Jun	31 Dec
		2020	2019	2019
	Footnotes	$m	$m	$m
Revenue	1
Reported		26,745	29,372	26,726
Currency translation			(681)	(281)
Significant items		(268)	(876)	187
– customer redress programmes		(26)	—	163
– disposals, acquisitions and investment in new businesses		8	(827)	59
– fair value movements on financial instruments	2	(299)	(50)	(34)
– restructuring and other related costs		49	—	—
– currency translation on significant items			1	(1)
Adjusted		26,477	27,815	26,632
ECL
Reported		(6,858)	(1,140)	(1,616)
Currency translation			52	62
Adjusted		(6,858)	(1,088)	(1,554)
Operating expenses
Reported		(16,527)	(17,149)	(25,200)
Currency translation			453	228
Significant items		1,585	957	8,524
– costs of structural reform	3	—	91	67
– customer redress programmes		50	610	671
– impairment of goodwill and other intangibles		1,025	—	7,349
– restructuring and other related costs	4	505	287	540
– settlements and provisions in connection with legal and regulatory matters		5	(2)	(59)
– currency translation on significant items		—	(29)	(44)
Adjusted		(14,942)	(15,739)	(16,448)
Share of profit in associates and joint ventures
Reported		958	1,324	1,030
Currency translation			(39)	—
Adjusted		958	1,285	1,030
Profit before tax
Reported		4,318	12,407	940
Currency translation			(215)	9
Significant items		1,317	81	8,711
– revenue		(268)	(876)	187
– operating expenses		1,585	957	8,524
Adjusted		5,635	12,273	9,660

1
Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

2
Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.

3
Comprises costs associated with preparations for the UK’s exit from the European Union.

4
Includes impairment of software intangible assets of $173m.

6	Contingent liabilities, contractual commitments and guarantees

		At
		30 Jun	31 Dec
		2020	2019
	Footnotes	$m	$m
Guarantees and contingent liabilities:
– financial guarantees		18,328	20,214
– performance and other guarantees		73,078	75,933
– other contingent liabilities		1,094	1,576
At the end of the period		92,500	97,723
Commitments:	1
– documentary credits and short-term trade-related transactions		6,201	6,316
– forward asset purchases and forward deposits placed		91,849	56,326
– standby facilities, credit lines and other commitments to lend		740,023	734,966
At the end of the period		838,073	797,608

1
Includes $648,156m of commitments at 30 June 2020 (31 December 2019: $600,029m), to which the impairment requirements in IFRS 9 are applied where HSBC has become party to an irrevocable commitment.

The preceding table discloses the nominal principal amounts of off-balance sheet liabilities and commitments for the Group, which represent the maximum amounts at risk should the contracts be fully drawn upon and the clients default. As a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the nominal principal amounts is not indicative of future liquidity requirements. The expected credit loss provision relating to guarantees and commitments under IFRS 9 is disclosed in Note 12 of the Interim Report 2020.

The majority of the guarantees have a term of less than one year, while guarantees with terms of more than one year are subject to HSBC’s annual credit review process.

Contingent liabilities arising from legal proceedings, regulatory and other matters against Group companies are disclosed in Note 7 below and Note 14 of the Interim Report 2020.

7	Legal proceedings and regulatory matters

HSBC is party to legal proceedings and regulatory matters in a number of jurisdictions arising out of its normal business operations. Apart from the matters described below, HSBC considers that none of these matters are material. The recognition of provisions is determined in accordance with the accounting policies set out in Note 1 of the Annual Report and Accounts 2019. While the outcomes of legal proceedings and regulatory matters are inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of these matters as at 30 June 2020 (see Note 12 of the Interim Report 2020). Where an individual provision is material, the fact that a provision has been made is stated and quantified, except to the extent that doing so would be seriously prejudicial. Any provision recognised does not constitute an admission of wrongdoing or legal liability. It is not practicable to provide an aggregate estimate of potential liability for our legal proceedings and regulatory matters as a class of contingent liabilities.

Bernard L. Madoff Investment Securities LLC

Bernard L. Madoff (‘Madoff’) was arrested in December 2008 and later pleaded guilty to running a Ponzi scheme. His firm, Bernard L. Madoff Investment Securities LLC (‘Madoff Securities’), is being liquidated in the US by a trustee (the ‘Trustee’).

Various non-US HSBC companies provided custodial, administration and similar services to a number of funds incorporated outside the US whose assets were invested with Madoff Securities. Based on information provided by Madoff Securities as at 30 November 2008, the purported aggregate value of these funds was $8.4bn, including fictitious profits reported by Madoff.

Based on information available to HSBC, the funds’ actual transfers to Madoff Securities minus their actual withdrawals from Madoff Securities during the time HSBC serviced the funds are estimated to have totalled approximately $4bn. Various HSBC companies have been named as defendants in lawsuits arising out of Madoff Securities’ fraud.

US litigation: The Trustee has brought lawsuits against various HSBC companies and others in the US Bankruptcy Court for the Southern District of New York (the ‘US Bankruptcy Court’), seeking recovery of transfers from Madoff Securities to HSBC in an amount not yet pleaded or determined. HSBC and other parties to the actions have moved to dismiss the Trustee’s claims. The US Bankruptcy Court granted HSBC’s motion to dismiss with respect to certain of the Trustee’s claims in November 2016. In February 2019, the US Court of Appeals for the Second Circuit (the ‘Second Circuit Court of Appeals’) reversed that dismissal. Following the US Supreme Court’s denial of certiorari in June 2020, the cases were remanded to the US Bankruptcy Court, where they are now pending.

Fairfield Sentry Limited, Fairfield Sigma Limited and Fairfield Lambda Limited (together, ‘Fairfield’) (in liquidation since July 2009) have brought a lawsuit in the US against fund shareholders, including HSBC companies that acted as nominees for clients, seeking restitution of redemption payments. In December 2018, the US Bankruptcy Court issued an opinion, which ruled in favour of the defendants’ motion to dismiss in respect of certain claims by the liquidators for Fairfield and granted a motion by the liquidators to file amended complaints. As a result of that opinion, all claims against one of the HSBC companies were dismissed, and certain claims against the remaining HSBC defendants were also dismissed. In May 2019, the liquidators appealed certain issues from the US Bankruptcy Court to the US District Court for the Southern District of New York (the ’New York District Court’) and, in January 2020, the liquidators filed amended complaints on the claims remaining in the US Bankruptcy Court. In March 2020, HSBC and other parties to the action moved to dismiss the amended complaints in the US Bankruptcy Court.

UK litigation: The Trustee has filed a claim against various HSBC companies in the High Court of England and Wales, seeking recovery of transfers from Madoff Securities to HSBC in an amount not yet pleaded or determined. The deadline for service of the claim has been extended to September 2020 for UK-based defendants and November 2020 for all other defendants.

Cayman Islands litigation: In February 2013, Primeo Fund (‘Primeo’) (in liquidation since April 2009) brought an action against HSBC Securities Services Luxembourg (‘HSSL’) and Bank of Bermuda (Cayman) Limited (now known as HSBC Cayman Limited), alleging breach of contract and breach of fiduciary duty and claiming damages and equitable compensation. The trial concluded in February 2017 and, in August 2017, the court dismissed all claims against the defendants. In September 2017, Primeo appealed to the Court of Appeal of the Cayman Islands and, in June 2019, the Court of Appeal of the Cayman Islands dismissed Primeo’s appeal. In August 2019, Primeo filed a notice of appeal to the UK Privy Council, which has listed the hearing for April 2021.

Luxembourg litigation: In April 2009, Herald Fund SPC (‘Herald’) (in liquidation since July 2013) brought an action against HSSL before the Luxembourg District Court, seeking restitution of cash and securities that Herald purportedly lost because of Madoff Securities’ fraud, or money damages. The Luxembourg District Court dismissed Herald’s securities restitution claim, but reserved Herald’s cash restitution claim and its claim for money damages. Herald has appealed this judgment to the Luxembourg Court of Appeal, where the matter is pending. In late 2018, Herald brought additional claims against HSSL and HSBC Bank plc before the Luxembourg District Court, seeking further restitution and damages.

In October 2009, Alpha Prime Fund Limited (‘Alpha Prime’) brought an action against HSSL before the Luxembourg District Court, seeking the restitution of securities, or the cash equivalent, or money damages. In December 2018, Alpha Prime brought additional claims before the Luxembourg District Court seeking damages against various HSBC companies. These matters are currently pending before the Luxembourg District Court.

In December 2014, Senator Fund SPC (‘Senator’) brought an action against HSSL before the Luxembourg District Court, seeking restitution of securities, or the cash equivalent, or money damages. In April 2015, Senator commenced a separate action against the Luxembourg branch of HSBC Bank plc asserting identical claims before the Luxembourg District Court. In December 2018, Senator brought additional claims against HSSL and HSBC Bank plc Luxembourg branch before the Luxembourg District Court, seeking restitution of Senator’s securities or money damages. These matters are currently pending before the Luxembourg District Court.

Ireland litigation: In November 2013, Defender Limited brought an action against HSBC Institutional Trust Services (Ireland) Limited (‘HTIE’) and others, based on allegations of breach of contract and claiming damages and indemnification for fund losses. The trial commenced in October 2018. In December 2018, the Irish High Court issued a judgment in HTIE’s favour on a preliminary issue, holding that Defender Limited had no effective claim against HTIE. This judgment concluded the trial without further issues in dispute being heard. In February 2019, Defender Limited appealed the decision. In July 2020, the Irish Supreme Court ruled in part in favour of Defender Limited and returned the case to the High Court for further proceedings.

There are many factors that may affect the range of possible outcomes, and any resulting financial impact, of the various Madoff-related proceedings described above, including but not limited to the multiple jurisdictions in which the proceedings have been brought. Based upon the information currently available, management’s estimate of the possible aggregate damages that might arise as a result of all claims in the various Madoff-related proceedings is up to or exceeding $500m, excluding costs and interest. Due to uncertainties and limitations of this estimate, any possible damages that might ultimately arise could differ significantly from this amount.

Anti-money laundering and sanctions-related matters

In December 2012, among other agreements, HSBC Holdings agreed to an undertaking with the UK Financial Services Authority, which was replaced by a Direction issued by the UK Financial Conduct Authority (‘FCA’) in 2013, and again in July 2020, and consented to a cease-and-desist order with the US Federal Reserve Board (‘FRB’), both of which contained certain forward-looking anti-money laundering (‘AML’) and sanctions-related obligations. HSBC also agreed to retain an independent compliance monitor (who is, for FCA purposes, a ‘Skilled Person’ under section 166 of the Financial Services and Markets Act and, for FRB purposes, an ‘Independent Consultant’) to produce periodic assessments of the Group’s AML and sanctions compliance programme (the ‘Skilled Person/Independent Consultant’). In December 2012, HSBC Holdings also entered into an agreement with the Office of Foreign Assets Control (‘OFAC’) regarding historical transactions involving parties subject to OFAC sanctions. HSBC’s engagement with the Skilled Person appointed pursuant to the 2013 Direction was terminated in February 2020 and a new Skilled Person with a narrower mandate has been appointed to assess the remaining areas that require further work in order for HSBC to transition fully to business-as-usual financial crime risk management. The Independent Consultant will continue to carry out an annual OFAC compliance review at the FRB’s discretion. The role of the Skilled Person/Independent Consultant is discussed on page 145 of the Annual Report and Accounts 2019.

Through the Skilled Person/Independent Consultant’s prior reviews, as well as internal reviews conducted by HSBC, certain potential AML and sanctions compliance issues have been identified that HSBC is reviewing further with the FRB, FCA and/or OFAC. The Financial Crimes Enforcement Network of the US Treasury Department, as well as the Civil Division of the US Attorney’s Office for the Southern District of New York, are investigating the collection and transmittal of third-party originator information in certain payments instructed over HSBC’s proprietary payment systems. The FCA is also conducting an investigation into HSBC Bank plc’s and HSBC UK Bank plc’s compliance with UK money laundering regulations and financial crime systems and controls requirements. HSBC is cooperating with all of these investigations.

In May 2014, a shareholder derivative action was filed by a shareholder of HSBC Holdings purportedly on behalf of HSBC Holdings, HSBC Bank USA N.A. (‘HSBC Bank USA’), HSBC North America Holdings Inc. and HSBC USA Inc. (the ‘Nominal Corporate Defendants’) in New York state court against certain current and former directors and officers of the Nominal Corporate Defendants (the ‘Individual Defendants’). The complaint alleges that the Individual Defendants breached their fiduciary duties to the Nominal Corporate Defendants and caused a waste of corporate assets by allegedly permitting and/or causing the conduct underlying the five-year deferred prosecution agreement with the US Department of Justice (‘DoJ’), entered into in December 2012. In November 2015, the New York state court granted the Nominal Corporate Defendants’ motion to dismiss, but the appellate court reversed the decision in November 2018 and reinstated the action. In June 2020, the parties reached an agreement to resolve this derivative action. In July 2020, the court granted preliminary approval of the settlement, under which HSBC will receive a payment from directors and officers liability insurance carriers and will continue for a period of time certain corporate governance practices. The final settlement approval hearing has been scheduled for October 2020.

Since November 2014, a number of lawsuits have been filed in federal courts in the US against various HSBC companies and others on behalf of plaintiffs who are, or are related to, victims of terrorist attacks in the Middle East or of cartel violence in Mexico. In each case, it is alleged that the defendants aided and abetted the unlawful conduct of various sanctioned parties in violation of the US Anti-Terrorism Act. Currently, 10 actions remain pending in federal courts in New York or the District of Columbia. In March, September and October 2019, the courts granted HSBC’s motions to dismiss in three of these cases. The plaintiffs have appealed the decisions in two of these cases and are seeking certification to appeal in the third case. HSBC has filed motions to dismiss in three further cases, two of which were granted in June 2020, while the third remains pending. The four remaining actions are at a very early stage.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

London interbank offered rates, European interbank offered rates and other benchmark interest rate investigations and litigation

Euro interest rate derivatives: In December 2016, the European Commission (the ‘EC’) issued a decision finding that HSBC, among other banks, engaged in anti-competitive practices in connection with the pricing of euro interest rate derivatives in early 2007. The EC imposed a fine on HSBC based on a one-month infringement. HSBC appealed the decision and, in September 2019, the General Court of the European Union (the ‘General Court’) issued a decision largely upholding the EC’s findings on liability but annulling the fine. HSBC and the EC have both appealed the General Court’s decision to the European Court of Justice.

US dollar Libor: Beginning in 2011, HSBC and other panel banks have been named as defendants in a number of private lawsuits filed in the US with respect to the setting of US dollar Libor. The complaints assert claims under various US laws, including US antitrust and racketeering laws, the US Commodity Exchange Act (‘US CEA’) and state law. The lawsuits include individual and putative class actions, most of which have been transferred and/or consolidated for pre-trial purposes before the New York District Court.

In 2017 and 2018, HSBC reached agreements with plaintiffs to resolve putative class actions brought on behalf of the following five groups of plaintiffs: persons who purchased US dollar Libor-indexed bonds; persons who purchased US dollar Libor-indexed exchange-traded instruments; US-based lending institutions that made or purchased US dollar Libor-indexed loans (the ‘Lender class’); persons who purchased US dollar Libor-indexed interest rate swaps and other instruments directly from the defendant banks and their affiliates (the ‘OTC class’); and persons who purchased US dollar Libor-indexed interest rate swaps and other instruments from certain financial institutions that are not the defendant banks or their affiliates. During 2018, the New York District Court granted final approval of the settlements with the OTC and Lender classes. The remaining settlements are subject to final court approval. Additionally, a number of other US dollar Libor-related actions remain pending against HSBC in the New York District Court and the Second Circuit Court of Appeals.

Intercontinental Exchange (‘ICE’) Libor: Between January and March 2019, HSBC and other panel banks were named as defendants in three putative class actions filed in the New York District Court on behalf of persons and entities who purchased instruments paying interest indexed to US dollar ICE Libor from a panel bank. The complaints allege, among other things, misconduct related to the suppression of this benchmark rate in violation of US antitrust and state law. In July 2019, the three putative class actions were consolidated, and the plaintiffs filed a consolidated amended complaint. In March 2020, the court granted the defendants’ joint motion to dismiss in its entirety. The plaintiffs have appealed.

Singapore interbank offered rate (‘Sibor’), Singapore swap offer rate (‘SOR’) and Australia bank bill swap rate (‘BBSW’):

In July and August 2016, HSBC and other panel banks were named as defendants in two putative class actions filed in the New York District Court on behalf of persons who transacted in products related to the Sibor, SOR and BBSW benchmark rates. The complaints allege, among other things, misconduct related to these benchmark rates in violation of US antitrust, commodities and racketeering laws, and state law.

In the Sibor/SOR litigation, following a decision on the defendants’ motion to dismiss in October 2018, the claims against a number of HSBC entities were dismissed, and The Hongkong and Shanghai Banking Corporation Limited (‘HBAP’) remained as the only HSBC defendant in this action. In October 2018, HBAP filed a motion for reconsideration of the decision based on the issue of personal jurisdiction. This motion was denied in April 2019. Also in October 2018, the plaintiffs filed a third amended complaint naming only the Sibor panel members, including HBAP, as defendants. The court dismissed the third amended complaint in its entirety in July 2019 against all defendants. In August 2019, the plaintiffs filed an appeal to the Second Circuit Court of Appeals, which remains pending.

In the BBSW litigation, in November 2018, the court dismissed all foreign defendants, including all the HSBC entities, on personal jurisdiction grounds. In April 2019, the plaintiffs filed an amended complaint, which the defendants moved to dismiss. In February 2020, the court again dismissed the plaintiffs’ amended complaint against all the HSBC entities.

There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters, which could be significant.

Foreign exchange-related investigations and litigation

Various regulators and competition authorities around the world, including in the EU, Brazil and South Africa, are conducting investigations and reviews into trading by HSBC and others on the foreign exchange markets. HSBC is cooperating with these investigations and reviews.

In January 2018, HSBC Holdings entered into a three-year deferred prosecution agreement with the Criminal Division of the DoJ (the ‘FX DPA’), regarding fraudulent conduct in connection with two particular transactions in 2010 and 2011. This concluded the DoJ’s investigation into HSBC’s historical foreign exchange activities. Under the terms of the FX DPA, HSBC has a number of ongoing obligations, including implementing enhancements to its internal controls and procedures in its Global Markets business, which will be the subject of annual reports to the DoJ. In addition, HSBC agreed to pay a financial penalty and restitution.

In December 2016, Brazil’s Administrative Council of Economic Defense initiated an investigation into the onshore foreign exchange market and identified a number of banks, including HSBC, as subjects of its investigation.

In June 2020, the Competition Commission of South Africa, having initially referred a complaint for proceedings before the South African Competition Tribunal in February 2017, filed a revised complaint against 28 financial institutions, including HSBC Bank plc and HSBC Bank USA, for alleged anti-competitive behaviour in the South African foreign exchange market.

In October 2018, HSBC Holdings and HSBC Bank plc received an information request from the EC concerning potential coordination in foreign exchange options trading. In May 2020, HSBC was informed that the EC had discontinued its investigation and does not intend to take further action.

In late 2013 and early 2014, various HSBC companies and other banks were named as defendants in various putative class actions consolidated in the New York District Court. The consolidated complaint alleged, among other things, that the defendants conspired to manipulate the WM/Reuters foreign exchange benchmark rates. In September 2015, HSBC reached an agreement with the plaintiffs to resolve the consolidated action, and the court granted final approval of the settlement in August 2018.

A putative class action complaint making similar allegations on behalf of retail customers of foreign exchange products was filed in the US District Court for the Northern District of California in 2015, and was subsequently transferred to the New York District Court where it remains pending. In 2017, putative class action complaints making similar allegations on behalf of purported indirect purchasers of foreign exchange products were filed in New York and were subsequently consolidated in the New York District Court. In April 2020, HSBC reached an agreement with the plaintiffs to resolve the indirect purchaser action. The settlement remains subject to final court approval.

In September 2018, various HSBC companies and other banks were named as defendants in two motions for certification of class actions filed in Israel alleging foreign exchange-related misconduct. In July 2019, the Tel Aviv Court allowed the plaintiffs to consolidate their claims and, in September 2019, the plaintiffs filed a motion for certification of the consolidated class action.

In November and December 2018, complaints alleging foreign exchange-related misconduct were filed in the New York District Court and the High Court of England and Wales against HSBC and other defendants by certain plaintiffs that opted out of the US class action settlement. In May 2020, the court granted in part and denied in part the defendants’ motion to dismiss the US opt-out actions. These matters remain at an early stage. It is possible that additional civil actions will be initiated against HSBC in relation to its historical foreign exchange activities.

There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters, which could be significant.

Precious metals fix-related litigation

Gold: Beginning in March 2014, numerous putative class actions were filed in the New York District Court and the US District Courts for the District of New Jersey and the Northern District of California, naming HSBC and other members of The London Gold Market Fixing Limited as defendants. The complaints allege that, from January 2004 to June 2013, the defendants conspired to manipulate the price of gold and gold derivatives for their collective benefit in violation of US antitrust laws, the US CEA and New York state law. The actions were consolidated in the New York District Court. The defendants’ motion to dismiss the consolidated action was granted in part and denied in part in October 2016. In June 2017, the court granted the plaintiffs leave to file a third amended complaint, naming a new defendant. The court has denied the pre-existing defendants’ request for leave to file a joint motion to dismiss, and discovery is proceeding.

Beginning in December 2015, numerous putative class actions under Canadian law were filed in the Ontario and Quebec Superior Courts of Justice against various HSBC companies and other financial institutions. The plaintiffs allege that, among other things, from January 2004 to March 2014, the defendants conspired to manipulate the price of gold and gold derivatives in violation of the Canadian Competition Act and common law. These actions are at an early stage.

Silver: Beginning in July 2014, numerous putative class actions were filed in federal district courts in New York, naming HSBC and other members of The London Silver Market Fixing Limited as defendants. The complaints allege that, from January 2007 to December 2013, the defendants conspired to manipulate the price of silver and silver derivatives for their collective benefit in violation of US antitrust laws, the US CEA and New York state law. The actions were consolidated in the New York District Court. The defendants’ motion to dismiss the consolidated action was granted in part and denied in part in October 2016. In June 2017, the court granted the plaintiffs leave to file a third amended complaint, which names several new defendants. The court has denied the pre-existing defendants’ request for leave to file a joint motion to dismiss, and discovery is proceeding.

In April 2016, two putative class actions under Canadian law were filed in the Ontario and Quebec Superior Courts of Justice against various HSBC companies and other financial institutions. The plaintiffs in both actions allege that, from January 1999 to August 2014, the defendants conspired to manipulate the price of silver and silver derivatives in violation of the Canadian Competition Act and common law. The Ontario action is at an early stage. The Quebec action has been temporarily stayed.

Platinum and palladium: Between late 2014 and early 2015, numerous putative class actions were filed in the New York District Court, naming HSBC and other members of The London Platinum and Palladium Fixing Company Limited as defendants. The complaints allege that, from January 2008 to November 2014, the defendants conspired to manipulate the price of platinum group metals (‘PGM’) and PGM-based financial products for their collective benefit in violation of US antitrust laws and the US CEA. In March 2017, the defendants’ motion to dismiss the second amended consolidated complaint was granted in part and denied in part. In June 2017, the plaintiffs filed a third amended complaint. In March 2020, the court granted the defendants' motion to dismiss the third amended complaint but granted the plaintiffs leave to re-plead certain claims. The plaintiffs have filed an appeal.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

Film finance litigation

In July and November 2015, two actions were brought by individuals against HSBC Private Bank (UK) Limited (‘PBGB’) in the High Court of England and Wales seeking damages on various alleged grounds, including breach of duty to the claimants, in connection with their participation in certain Ingenious film finance schemes. These actions are ongoing.

In December 2018, a separate action was brought against PBGB in the High Court of England and Wales by multiple claimants seeking damages for alleged unlawful means conspiracy and dishonest assistance in connection with lending provided by PBGB to third parties in respect of certain Ingenious film finance schemes in which the claimants participated. In June 2019, a similar claim was issued against PBGB in the High Court of England and Wales by additional claimants. These actions are ongoing.

In June 2020, two separate claims were issued against HSBC UK Bank plc (as successor to PBGB’s business) by two separate groups of investors in Eclipse film finance schemes in connection with PBGB’s role in facilitating the design, promotion and operation of such schemes. Only one of these claims has been served to date. These matters are at an early stage.

In February 2020, a claim was issued against HSBC UK Bank plc (as successor to PBGB’s business) by two individuals in relation to the Zeus film finance schemes. Separately, in June 2020, HSBC UK Bank plc received an application for disclosure of documents by a law firm acting on behalf of a number of investors in the Zeus schemes. These matters are at an early stage.

It is possible that additional actions or investigations will be initiated against HSBC UK Bank plc as a result of PBGB’s historical involvement in the provision of certain film finance-related services.

Based on the facts currently known, it is not practicable to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

Other regulatory investigations, reviews and litigation

HSBC Holdings and/or certain of its affiliates are subject to a number of other investigations and reviews by various regulators and competition and law enforcement authorities, as well as litigation, in connection with various matters relating to the firm’s businesses and operations, including:

●
investigations by tax administration, regulatory and law enforcement authorities in Argentina, India and elsewhere in connection with allegations of tax evasion or tax fraud, money laundering and unlawful cross-border banking solicitation;

●
an investigation by the US Commodity Futures Trading Commission regarding interest rate swap transactions related to bond issuances;

●
an investigation by the Swiss Competition Commission in connection with the setting of Euribor and Japanese yen Libor;

●
an investigation by the FCA in connection with collections and recoveries operations in the UK;

●
an information request from the UK Competition and Markets Authority concerning the financial services sector;

●
putative class actions brought in the New York District Court relating to the Mexican government bond market, the US government-sponsored enterprise bond market, and the market for US dollar-denominated supranational sovereign and agency bonds;

●
two group actions pending in the US courts and a claim issued in the High Court of England and Wales in connection with HSBC Bank plc’s role as a correspondent bank to Stanford International Bank Ltd from 2003 to 2009; and

●
litigation brought against various HSBC companies in the US courts relating to residential mortgage-backed securities, based primarily on (a) claims brought against HSBC Bank USA in connection with its role as trustee on behalf of various securitisation trusts; and (b) claims against several HSBC companies seeking that the defendants repurchase various mortgage loans.

There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters, which could be significant.

8	Events after the balance sheet date

In its assessment of events after the balance sheet date, HSBC has considered and concluded that no material events have occurred resulting in adjustments to the financial statements.

9	Capital structure

Capital ratios
	At
	30 Jun	31 Dec
	2020	2019
	%	%
Transitional basis
Common equity tier 1 ratio	15.0	14.7
Tier 1 ratio	17.8	17.6
Total capital ratio	20.7	20.4
End point basis
Common equity tier 1 ratio	15.0	601.4
Tier 1 ratio	17.5	400.5
Total capital ratio	19.2	150.2

Total regulatory capital and risk-weighted assets
	At
	30 Jun	31 Dec
	2020	2019
	$m	$m
Transitional basis
Common equity tier 1 capital	128,446	123,966
Additional tier 1 capital	24,031	24,393
Tier 2 capital	24,765	23,791
Total regulatory capital	177,242	172,150
Risk-weighted assets	854,552	843,395
End point basis
Common equity tier 1 capital	128,446	121,022
Additional tier 1 capital	20,914	22,525
Tier 2 capital	15,021	24,511
Total regulatory capital	164,381	168,058
Risk-weighted assets	854,552	865,318

Leverage ratio
		At
		30 Jun	31 Dec
		2020	2019
Ref*		$bn	$bn
20	Tier 1 capital	149.4	144.8
21	Total leverage ratio exposure	2,801.4	2,726.5
		%	%
22	Leverage ratio	5.3	5.3
EU-23	Choice of transitional arrangements for the definition of the capital measure	Fully phased-in	Fully phased-in
	UK leverage ratio exposure – quarterly average1	2,565.8	2,535.4
		%	%
	UK leverage ratio – quarterly average	5.7	5.8
	UK leverage ratio – quarter end	5.9	5.7

*
The references identify the lines prescribed in the European Banking Authority (‘EBA’) template.

1
UK leverage ratio here and below denotes the Group’s leverage ratio calculated under the PRA’s UK leverage framework.

Unless otherwise stated, all figures are calculated using the EU's regulatory transitional arrangements for IFRS 9 ‘Financial Instruments’ in article 473a of the Capital Requirements Regulation.

10	Statutory accounts

The information in this media release does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006. The statutory accounts for the year ended 31 December 2019 have been delivered to the Registrar of Companies in England and Wales in accordance with section 447 of the Companies Act 2006. The Group’s auditors, PricewaterhouseCoopers LLP (‘PwC’), has reported on those accounts. Its report was unqualified, did not include a reference to any matters to which PwC drew attention by way of emphasis without qualifying their report and did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

The information in this media release does not constitute the unaudited interim consolidated financial statements which are contained in the Interim Report 2020. The Interim Report 2020 was approved by the Board of Directors on 3 August 2020. The unaudited interim consolidated financial statements have been reviewed by the Group’s auditor, PwC, in accordance with the guidance contained in the International Standard on Review Engagements (UK and Ireland) 2410: Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board. The full report of its review, which was unmodified, is included in the Interim Report 2020.

11	Dealings in HSBC Holdings plc listed securities

HSBC has policies and procedures that, except where permitted by statute and regulation, prohibit it undertaking specified transactions in respect of its securities listed on The Stock Exchange of Hong Kong Limited (‘HKEx’). Except for dealings as intermediaries or as trustees by subsidiaries of HSBC Holdings, neither HSBC Holdings nor any of its subsidiaries has purchased, sold or redeemed any of its securities listed on HKEx during the half-year ended 30 June 2020.

12	Earnings release and final results

An earnings release for the three-month period ending 30 September 2020 is expected to be issued on 27 October 2020. The results for the year to 31 December 2020 are expected to be announced on 23 February 2021.

13	Corporate governance

We are subject to corporate governance requirements in both the UK and Hong Kong. Throughout the six months ended 30 June 2020, we complied with the applicable provisions of the UK Corporate Governance Code and also the requirements of the Hong Kong Corporate Governance Code, save to the extent referred to in the next paragraph. The UK Corporate Governance Code is available at www.frc.org.uk and the Hong Kong Corporate Governance Code is available at www.hkex.com.hk

Following the UK Government’s introduction of social distancing measures and prohibition on non-essential travel and public gatherings, it was not possible for shareholders to attend this year’s Annual General Meeting (‘AGM’) in person. The Board was fully informed of all relevant AGM and shareholder matters but only a limited number of directors and essential personnel attended the AGM to ensure the meeting was quorate and to enable the business of the meeting to be conducted. Shareholders were advised to vote by submitting a proxy in advance of the AGM and that they should only appoint the Chairman of the AGM to act as their proxy. To ensure that shareholders did not lose the opportunity to raise questions, shareholders were encouraged to submit questions for the Board via email in advance of the AGM. Responses to the most frequent questions across key themes were published on the HSBC website after due consideration by the Board. None of the questions submitted covered a topic that required consideration by the auditor. Given these measures, not all of the persons set out in paragraphs A.6.7 and E.1.2 of the Hong Kong Corporate Governance Code were able to attend the AGM.

Under the Hong Kong Code, the Group Audit Committee should be responsible for the oversight of all risk management and internal control systems, unless expressly addressed by a separate risk committee. Our Group Risk Committee is responsible for oversight of internal control, other than internal financial controls, and risk management systems.

The Board has codified obligations for transactions in Group securities in accordance with the requirements of the Market Abuse Regulation and the rules governing the listing of securities on the HKEx, save that the HKEx has granted waivers from strict compliance with the rules that take into account accepted practices in the UK, particularly in respect of employee share plans.

Following specific enquiries and except as disclosed on page 121 of the Interim Report 2020, all Directors have confirmed that they have complied with their obligations in respect of transacting in Group securities throughout the period.

There have been no material changes to the information disclosed in the Annual Report and Accounts 2019 in respect of the remuneration of employees, remuneration policies, bonus and share option plans and training schemes. Details of the number of employees are provided on page 29 of the Interim Report 2020.

The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises:

Mark Tucker*, Laura Cha†, Henri de Castries†, James Anthony Forese†, Steven Guggenheimer†, Irene Lee†, José Antonio Meade Kuribreña†, Heidi Miller†, Eileen K Murray†, David Nish†, Noel Quinn, Ewen Stevenson, Jackson Tai† and Pauline van der Meer Mohr†.

* Non-executive Group Chairman

† Independent non-executive Director

14	Interim Report 2020

The Interim Report 2020 will be made available to shareholders on or about 26 August 2020. Copies of the Interim Report 2020 and this Media Release may be obtained from Global Communications, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; from Communications (Asia), The Hongkong and Shanghai Banking Corporation Limited, 1 Queen’s Road Central, Hong Kong; or from US Communications, HSBC Bank USA, N.A., 1 West 39th Street, 9th Floor, New York, NY 10018, USA. The Interim Report 2020 and this News Release may also be downloaded from the HSBC website, www.hsbc.com.

A Chinese translation of the Interim Report 2020 is available upon request from Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

The Interim Report 2020 will be available on The Stock Exchange of Hong Kong Limited’s website www.hkex.com.hk.

15	Cautionary statement regarding forward-looking statements

This news release may contain projections, estimates, forecasts, targets, opinions, prospects, results, returns and forward-looking statements with respect to the financial condition, results of operations, capital position, strategy and business of the Group which can be identified by the use of forward-looking terminology such as ‘may’, ‘will’, ‘should’, ‘expect’, ‘anticipate’, ‘project’, ‘estimate’, ‘seek’, ‘intend’, ‘target’ or ‘believe’ or the negatives thereof or other variations thereon or comparable terminology (together, “forward-looking statements”), including the strategic priorities and any financial, investment and capital targets described herein.

Any such forward-looking statements are not a reliable indicator of future performance, as they may involve significant stated or implied assumptions and subjective judgements which may or may not prove to be correct. There can be no assurance that any of the matters set out in forward-looking statements are attainable, will actually occur or will be realised or are complete or accurate. The assumptions and judgments may prove to be incorrect and involve known and unknown risks, uncertainties, contingencies and other important factors, many of which are outside the control of the Group. Actual achievements, results, performance or other future events or conditions may differ materially from those stated, implied and/or reflected in any forward-looking statements due to a variety of risks, uncertainties and other factors (including without limitation those which are referable to general market conditions, regulatory changes or Covid-19).

Any such forward-looking statements are based on the beliefs, expectations and opinions of the Group at the date the statements are made, and the Group does not assume, and hereby disclaims, any obligation or duty to update, revise or supplement them if circumstances or management’s beliefs, expectations or opinions should change. For these reasons, recipients should not place reliance on, and are cautioned about relying on, any forward-looking statements. No representations or warranties, expressed or implied, are given by or on behalf of the Group as to the achievement or reasonableness of any projections, estimates, forecasts, targets, prospects or returns contained herein.

Additional detailed information concerning important factors that could cause actual results to differ materially from this news release is available in our Annual Report and Accounts 2019 for the fiscal year ended 31 December 2019 filed with the Securities and Exchange Commission (the ‘SEC’) on Form 20-F on 19 February 2020, our 1Q 2020 Earnings Release furnished to the SEC on Form 6-K on 28 April 2020, and our Interim Report 2020 for the six months ended 30 June 2020 which we expect to furnish to the SEC on Form 6-K on or around 3 August 2020.

16	Certain defined terms

Unless the context requires otherwise, ‘HSBC Holdings’ means HSBC Holdings plc and ‘HSBC’, the ‘Group’, ‘we’, ‘us’ and ‘our’ refer to HSBC Holdings together with its subsidiaries. Within this document the Hong Kong Special Administrative Region of the People’s Republic of China is referred to as ‘Hong Kong’. When used in the terms ‘shareholders’ equity’ and ‘total shareholders’ equity’, ‘shareholders’ means holders of HSBC Holdings ordinary shares and those preference shares and capital securities issued by HSBC Holdings classified as equity. The abbreviations ‘$m’and ‘$bn’ represent millions and billions (thousands of millions) of US dollars, respectively.

17	For further information contact:

Investor Relations	Media Relations
UK – Richard O’Connor	UK – Heidi Ashley
Tel: +44 (0) 20 7991 6590	Tel: +44 (0) 20 7992 2045

Hong Kong – Mark Phin	Hong Kong – Patrick Humphris
Tel: +852 2822 4908	Tel: +852 2822 2052

Click on, or paste the following link into your web browser, to view the Data Pack for 2Q 2020.
http://www.rns-pdf.londonstockexchange.com/rns/8496U_1-2020-8-2.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 3 August 2020